Contact

www.linkedin.com/in/samsyed
(LinkedIn)

samimsyed.nm.com (Personal)
samimsyed.nm.com/disclosure
(Personal)
www.northwesternmutual.com/
social-media-guidelines (Company)

Top Skills

Investments

Wealth Management

Portfolio Management

Samim Syed

Financial Advisor at Northwestern Mutual | Elevating the trajectory of people's lives | #SpendLifeLiving

Denver

Summary

I have 15 years in financial services across the US, London & Dubai: passionately helping driven, successful professionals achieve their life goals. My team and I focus on creating a long term financial game plan - so whether you're just getting started or planning for retirement, we can help you find a solution and you can spend your time living.

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Experience

Northwestern Mutual
Financial Advisor
May 2017 - Present (4 years 5 months)
Greater New York City Area

I have 15 years in financial services across the US, London & Dubai; passionately helping driven, successful professionals achieve their life goals. My team and I focus on creating a long-term financial game plan - observing the whole picture. Whether you're just getting started or planning for retirement, we can help you find a solution, so you can focus on the greatest things that matter to you.

Please contact me so I can help you realize your vision for the future.

deVere USA
Senior Investment Advisor
November 2016 - April 2017 (6 months)
Greater New York City Area

deVere USA, Inc. is a Registered Investment Advisor with the U.S. Securities Exchange Commission. Servicing the expatriate community in the United States and abroad, deVere USA Inc. provides financial services that seeks to meet the global needs of our international client base.

deVere Group
Senior Wealth Manager

April 2016 - November 2016 (8 months)

The deVere Group is the world's largest independent international financial consultancy providing expert advice to expatriate clients and investors around the globe. Our commitment to deliver premier, custom built advice to each of our clients ensures that we help them create value and wealth in an otherwise competitive marketplace.

With over 10 years experience in the financial services sector, I specialise in providing independent financial advice to expatiates across the Gulf region focussing on two key areas, wealth building and wealth preservation.

There are a wide range of financial vehicles available to expatiates that, if used in the right way, can not only fast track people to accomplishing their goals and but also optimise their tax efficiency. My job is to firstly help people understand and evaluate the options available to them and then optimise the management of their portfolios by delivering ongoing, intelligent advice and service.

I am lucky to work for a great company that provides me with a continual stream of high quality, exclusive investment products to pass on to my clients which certainly helps make my job a lot easier.

Guardian Wealth Management
Senior Financial Planner
February 2012 - April 2016 (4 years 3 months)

Every client has a different approach to what they want from their life. My role is to listen to your wants and needs and then present you with the options that best suit your goals.

You want financial independence – Guardian Wealth Management gives you the freedom to choose by offering independent whole-of-the-market advice.

Our advisor's are trained to find the solutions best suited to you and take time to explain the reasons why they are right for you.

Some of the areas that we advise on are:

Offshore Tax efficient savings.
Education Fee Planning
Retirement Provision
QROPS (Qualifying Recognised Overseas Pension Schemes)

SIPPS (Self Invested Personal Pension Schemes
Lump Sum Investment
Asset and Portfolio Management
Tax planning and Trust Planning

Arrange a meeting and I will take the time to listen to your personal aspirations and goals. I will then build the plans that will make them reality.

Specialities
Personal Financial planning/ Wealth Management

Accendo Markets
Derivatives Trader
October 2008 - May 2010 (1 year 8 months)

- Responsible for advising clients with investment opportunities in the world markets.
- Analysing and monitoring stock portfolios as well as active KYC updates on all clients.
- Senior position in morning meetings to educate others, which involved research into individual stocks.
- Regularly passing in-house exams involving daily market movements and Regulations.
- Managing time between opening accounts and trading existing accounts in heavily pressurised environments.

Arjent Limited
Equity Broker
January 2006 - September 2008 (2 years 9 months)

- Became FSA regulated after passing the CISI exams to advise clients on investments.
- Developed marketing and interpersonal skills which enabled me to train and manage junior employees.
- Advised clients of blue chip investment opportunities in the NASDAQ and the Dow Jones.
- Passed in-house exams in Stock Selection, Market Economics, Technical Analysis and Money Laundering.
- Participated in weekly workshops of Private Placing, Alternative Investments, Equity Analysis and Economics.
- Followed and tracked stocks via balance sheets, charts, macro-economic and micro-economic factors.

Education

Bishopshalt Sixth Form
 · (2003 - 2005)

Bishopshalt School
 · (1998 - 2003)

Bishopshalt College